UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE 14D-9
(Rule 14d-101)

__________________________

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

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EMS TECHNOLOGIES, INC.

(Name of Subject Company)

EMS TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

26873N108

(CUSIP Number of Class of Securities)

__________________________

 Dr. Neilson A. Mackay

President and Chief Executive Officer

EMS Technologies, Inc.

660 Engineering Drive
Norcross, Georgia 30092

(770) 263-9200

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley	Stephen Fraidin
Anne M. Cox	Yi (Claire) Sheng
King & Spalding LLP	Kirkland & Ellis LLP
1180 Peachtree Street, N.E.	601 Lexington Avenue
Atlanta, Georgia 30309	New York, New York 10022
(404) 572-4600	(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by EMS Technologies, Inc., a Georgia corporation (the “Company”), relating to the tender offer disclosed in the Schedule TO, dated June 27, 2011, filed by Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent”), pursuant to which Purchaser is offering to purchase all the issued and outstanding shares of the Company’s common stock, par value $0.10 per share, including the associated common stock purchase rights, at a purchase price of $33.00 per share (the “Offer Price”), net to the holder in cash, subject to any applicable withholding taxes and without interest, and otherwise upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”).

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by providing additional information regarding the unaudited financial forecasts prepared by management of the Company (the “Projections”). The Projections included non-GAAP financial measures under SEC rules, including the Company’s earnings from continuing operations before interest expense, income taxes, depreciation and amortization and excluding impairment-related charges, acquisition-related items, proxy contest costs and costs associated with the potential sale of the Company (“Adjusted EBITDA”) and the Company’s operating income, exclusive of impairment-related charges, acquisition-related items, proxy contest costs and costs associated with the potential sale of the Company (“Adjusted Operating Income”). This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies. For the periods presented in the Projections, Adjusted Operating Income is equivalent to GAAP operating income. However, in prior periods, the Company has incurred certain one-time charges that have been excluded from GAAP operating income and anticipates that other non-recurring charges could be incurred in future periods. These potential non-recurring charges are also not included in the table provided below.

The Schedule 14D-9 initially filed disclosed that the Company had not provided a quantitative reconciliation of projected Adjusted EBITDA, as not all of the information necessary for quantitative reconciliation was available to the Company at that time without unreasonable efforts. The Company has subsequently compiled a quantitative reconciliation of projected Adjusted EBITDA to projected net income for the periods presented in the Projections. The reconciliation is provided in the following table.

Adjusted EBITDA Reconciliation

	Fiscal Year Ending December 31,
	2011E	2012E	2013E	2014E

Net earnings	$18.7	27.7	39.2	56.8
Income tax expense	4.7	7.6	9.8	14.7
Earnings before income taxes	23.4	35.3	49.0	71.5
Interest expense	2.0	2.5	2.5	2.5
Depreciation	11.4	12.1	12.4	12.7
Amortization	6.9	7.7	7.0	3.7
Other	(0.8)	(0.2)	(0.1)	(0.2)
	$42.9	57.4	70.8	90.2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

EMS TECHNOLOGIES, INC.

By:	/s/ NEILSON A. MACKAY
Name: Neilson A. Mackay Title: President and Chief Executive Officer

Dated: July 8, 2011